UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 25, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or the “company”)

DEALING IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS: VESTING OF SHARES AND SETTLEMENT BY ON MARKET SALES AND EQUITY SETTLEMENT

Johannesburg, Thursday, 25 September 2025. In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in securities by directors and prescribed officers of Harmony in relation to the vesting and settlement of deferred share awards made pursuant to the provisions of the Harmony Deferred Share Plan 2018 are disclosed:

1.	Name of director:	BB Nel
	Designation:	Group Chief Executive Officer

	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2025
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	69,269
	Number of ordinary shares retained:	34,633

	Date of transaction:	18 September 2025
	Number of vested shares sold:	27,543
	Highest price per share:	R268.50
	Lowest price per share:	R258.00
	Volume weighted average price per share:	R263.04
	Total value of shares:	R7,244,987.84

	Date of transaction	22 September 2025
	Number of vested shares sold:	7,093
	Highest price per share:	R307.11
	Lowest price per share:	R299.25

Volume weighted average price	R301.31
Total value of shares:	R2,137,203.89

Nature and extent of director’s interest:	Direct beneficial

2.	Name of director:	BP Lekubo
	Designation:	Financial Director
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2025
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	80,335
	Number of ordinary shares retained:	40,167

	Date of transaction:	18 September 2025
	Number of vested shares sold:	31,006
	Highest price per share:	R268.50
	Lowest price per share:	R258.00
	Volume weighted average price per share:	R263.04
	Total value of shares:	R8,155,905.06

	Date of transaction:	22 September 2025
	Number of vested shares sold:	9 162
	Highest price per share:	R307.11
	Lowest price per share:	R299.25
	Volume weighted average price:	R301.31
	Total value of shares:	R2,760,617.80

	Nature and extent of director’s interest:	Direct beneficial

3.	Name of director:	HE Mashego
	Designation:	Executive Director
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2025
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	85,105
	Number of ordinary shares retained:	34,836

	Date of transaction:	18 September 2025
	Number of vested shares sold:	17 809
	Highest price per share:	R268.50
	Lowest price per share:	R258.00
	Volume weighted average price per share:	R263.04
	Total value of shares:	R4,684,529.23

	Date of transaction:	22 September 2025
	Number of vested shares sold:	32,460
	Highest price per share:	R307.11
	Lowest price per share:	R299.25
	Volume weighted average price:	R301.31
	Total value of shares:	R9,780,577.78

	Nature and extent of prescribed officer’s interest:	Direct beneficial

4.	Name of prescribed officer:	AJ Boshoff
	Designation:	Chief Operating Officer Australasia
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2025
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	38,322

	Date of transaction:	18 September 2025
	Number of vested shares sold:	27,398
	Highest price per share:	R268.50
	Lowest price per share:	R258.00
	Volume weighted average price per share:	R263.04
	Total value of shares:	R7,206,846.63

	Date of transaction:	22 September 2025
	Number of vested shares sold:	10,924
	Highest price per share:	R307.11
	Lowest price per share:	R299.25
	Volume weighted average price:	R301.31
	Total value of shares:	R3,291,529.01

	Nature and extent of prescribed officer’s interest:	Direct beneficial

5.	Name of prescribed officer:	A Buthelezi
	Designation:	Chief People Officer
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2025
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	31,412
	Number of ordinary shares retained:	20,766
	Date of transaction:	18 September 2025
	Number of vested shares sold:	4,399
	Highest price per share:	R268.50
	Lowest price per share:	R258.00
	Volume weighted average price per share:	R263.04
	Total value of shares:	R1,157,125.28

	Date of transaction:	22 September 2025
	Number of vested shares sold:	6,247
	Highest price per share:	R307.11
	Lowest price per share:	R299.25
	Volume weighted average price:	R301.31

	Total value of shares:	R1,882,294.19

	Nature and extent of prescribed officer’s interest:	Direct beneficial

6.	Name of prescribed officer:	FS Masemula
	Designation:	Deputy Group Chief Executive Officer
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2025
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	9,954

	Date of transaction:	18 September 2025
	Number of vested shares sold:	9,954
	Highest price per share:	R268.50
	Lowest price per share:	R258.00
	Volume weighted average price per share:	R263.04
	Total value of shares:	R2,618,328.03
	Nature and extent of prescribed officer’s interest:	Direct beneficial

7.	Name of prescribed officer:	M van der Walt
	Designation:	Chief Corporate Officer
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2025
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	51,040
	Number of ordinary shares retained:	25,519
	Date of transaction:	18 September 2025
	Number of vested shares sold:	19,330
	Highest price per share:	R268.50
	Lowest price per share:	R258.00
	Volume weighted average price per share:	R263.04
	Total value of shares:	R5,084,617.32

	Date of transaction:	22 September 2025
	Number of vested shares sold:	6 191
	Highest price per share:	R307.11
	Lowest price per share:	R299.25
	Volume weighted average price:	R301.31
	Total value of shares:	R1,865,420.73

	Nature and extent of prescribed officer’s interest:	Direct beneficial

8.	Name of prescribed officer:	J van Heerden
	Designation:	Chief Development Officer
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2025
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	116,664
	Number of ordinary shares retained:	39,414
	Date of transaction	18 September 2025
	Number of vested shares sold:	31,527
	Highest price per share:	R268.50
	Lowest price per share:	R258.00
	Volume weighted average price per share:	R263.04
	Total value of shares:	R8,292,950.36

	Date of transaction:	22 September 2025
	Number of vested shares sold:	45,723
	Highest price per share:	R307.11
	Lowest price per share:	R299.25
	Volume weighted average price:	R301.31
	Total value of shares:	R13,776,874.86

	Nature and extent of prescribed officer’s interest:	Direct beneficial

8.	Name of company secretary:	SS Mohatla
	Designation:	Group Company Secretary
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2025
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	25,211
	Date of transaction	18 September 2025
	Number of vested shares sold	14,058
	Highest price per share:	R268.50
	Lowest price per share:	R258.00
	Volume weighted average price per share	R263.04
	Total value of shares:	R3,697,855.68

	Date of transaction:	22 September 2025
	Number of vested shares sold:	11,153
	Highest price per share:	R307.11
	Lowest price per share:	R299.25
	Volume weighted average price:	R301.31
	Total value of shares:	R3,360,529.39
	Nature and extent of company secretary’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings in securities in compliance with paragraph 3.66 of the JSE Listings Requirements.

Ends.
For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
25 September 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 25, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director